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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                      Williams Coal Seam Gas Royalty Trust
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                                (Name of Issuer)

                          Units of Beneficial Interest

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                         (Title of Class of Securities)

                                   969450 10 5

               ------------------------------------------------
                                 (CUSIP Number)


                                 Suzanne Costin
                               One Williams Center
                              Tulsa, Oklahoma 74172
                                 (918) 573-2298

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 January 4, 2002

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e),ss.240.13d-1(f) or ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 SCHEDULE 13D/A

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CUSIP NO.           969450 10 5
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Williams Companies Inc.  IRS No. 73-0569878
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]

                                                                        (b)  [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
          OO (See Item 3)

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                              [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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                                 7       SOLE VOTING POWER
                                         85,600**
        NUMBER OF                -----------------------------------------------
         SHARES
      BENEFICIALLY               8       SHARED VOTING POWER
        OWNED BY                         3,308,791*
          EACH                   -----------------------------------------------
        REPORTING
         PERSON                  9       SOLE DISPOSITIVE POWER
          WITH                           85,600**
                                 -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER
                                         -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,308,791 as derivative securities*  + 85,600 as trust units**

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.99%***

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14        TYPE OF REPORTING PERSON
          CO

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* The units of beneficial interest of Williams Coal Seam Gas Royalty Trust, a trust organized under the laws of the state of Delaware (the "Trust"), covered by this item are purchasable by The Williams Companies, Inc. upon exercise of a call option granted by Quatro Finale IV, LLC on August 11, 2000 as described in the Introductory Statement and Item 4 of this Statement.

**The 85,600 units of beneficial interest covered by this item were purchased by Williams upon exercise of its Call Option but have not been sold to the public.

*** Beneficial ownership percentages set forth herein assume that at January 24, 2002 there were 9,700,000 units of the Trust outstanding.


INTRODUCTORY NOTE

         On August 30, 2000, The Williams Companies, Inc., a Delaware corporation ("Williams"), filed a Schedule 13D/A reporting that it had acquired shared voting power with respect to 3,568,791 units of beneficial interest (the "Subject Units") in the Trust pursuant to a Nominee and Voting Rights Agreement, dated August 11, 2000, entered into by Williams and Quatro Finale IV, LLC ("Quatro") (as amended by Amendment No. 1 dated November 8, 2001, the "Nominee and Voting Rights Agreement"). The Nominee and Voting Rights Agreement was entered into in connection with the sale of the Subject Units to Quatro pursuant to the Purchase and Sale Agreement dated August 11, 2000 between Williams and Quatro (as amended by Amendment No. 1 dated September 26, 2001, the "Purchase Agreement"). Also pursuant to the Purchase Agreement, Williams acquired a call option (the "Call Option"), to purchase, in one or more lots of 10,000 units, the Subject Units (as reported on Form 4 filed September 26, 2000) and Quatro acquired an option to require Williams to purchase the Subject Units (the "Put Option"). In December of 2001 and in January of 2002, Williams, through several exercises of its Call Option, purchased an aggregate of 260,000 of the Subject Units from Quatro (the "Trust Units"), changing only the form by which it beneficially owned a portion of the Subject Units from derivative securities to underlying securities. During December of 2001 and January of 2002 Williams also sold many of the Trust Units it had acquired pursuant to its Call Option in the public market under an effective registration statement on Form S-3 filed September 28, 2001. The purpose of this Amendment No. 2 on Schedule 13D/A is to reflect the fact that Williams owns beneficial interest in the remaining Subject Units in the form of derivative securities and the fact that Williams has sold underlying Trust Units that it acquired pursuant to exercises of its Call Option.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 on Schedule 13D/A (this "Amendment No. 2") relates to the Trust Units and the Subject Units and is being filed by Williams. This Amendment No. 2 amends Items 2, 3, 4, 5, 6 and 7 of Amendment No. 1 on Schedule 13D/A filed on August 30, 2000.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      The Williams Companies, Inc. ("Williams")

         (b)      One Williams Center, Tulsa, OK 74172

         (c) Williams, through subsidiaries, is engaged in a variety of energy-related activities, including transportation and storage of natural gas; exploration and production of oil and gas; natural gas gathering, processing, and treating activities; natural gas liquids transportation; transportation of petroleum products and related terminal services; production and marketing of ethanol and bio-products; refining of petroleum products; light hydrocarbon/olefin transportation; ethylene production; distributed power services; retail marketing; and energy commodity marketing and trading. Williams, through subsidiaries, also directly invests in energy projects primarily in Canada,



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                  South America, and Lithuania and continues to explore and
                  develop additional projects for international investments. It also invests in energy and telecommunications development funds in Asia and Latin America.

         (d)      None.

         (e)      None.

         (f) Williams is a United States citizen, formed under the laws of the state of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Williams acquired beneficial ownership of the Subject Units on August 11, 2000 in the form of a Call Option granted to it by Quatro pursuant to the Purchase Agreement. Williams was granted the Call Option by Quatro in exchange for the Put Option to Quatro under the Purchase Agreement. The Call Option may be exercised at a stated strike price, which is subject to certain adjustments (including with respect to certain distributions, tax credits, adjustments thereto and accrued interest). Williams, through a series of exercises of its Call Option, acquired an aggregate of 260,000 Trust Units during December of 2001 and January of 2002. Williams funded the purchase of the Trust Units through general corporate funds.

         Williams sold an aggregate of 174,400 Trust Units in the public market through ordinary broker-dealer transactions pursuant to an effective registration statement filed on September 28, 2001 at the market price on the date of sale. The average price received by Williams for the sale of the Trust Units was $ 13.7844.

ITEM 4.  PURPOSE OF TRANSACTION

         In connection with the sale of the Subject Units under the Purchase Agreement, Quatro granted to Williams the Call Option to purchase the Subject Units for a stated strike price subject to adjustment with respect to certain distributions, tax credits, adjustments thereto and accrued interest thereon.

         The exercise of the Call Option and the sale of the underlying Trust Units by Williams to the public are solely for the purpose of investment. Williams will continue to exercise its Call Option solely for the purpose of investment. Williams may from time to time sell the Trust Units in the public market, solely for investment purposes. Other than as described in this Item 4, Williams does not have any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER AS OF 1/24/2002.

         (a) There were 9,700,000 units of the Trust outstanding as of January 24, 2002. Williams is deemed to be the beneficial owner of 3,394,391 units, of which 3,308,791 units are owned in the form of the Call Option and 85,600 of which are owned in the form of common units. The units constitute 34.99% of the issued and outstanding common units.

         (b)      Sole power to vote or to direct the vote:               85,600
                  Shared power to vote or to direct the vote:          3,308,791
                  Sole power to dispose or to direct the disposition: 85,600 Shared power to dispose or to direct the disposition: -0-

         (c) There have been no reportable transactions with respect to the Trust Units within the last 60 days by Williams except as being reported on this Amendment No. 2.




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         (d)      Williams has the right to receive distributions from, and
                  proceeds from the sale of, the Trust Units reported in Item 9 of the cover page. To the extent that Williams has not exercised its Call Option, Williams does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Subject Units or any other units of the Trust.

         (e)      August 11, 2000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On August 11, 2000, Williams and Quatro entered into the Purchase Agreement, pursuant to which Quatro purchased from Williams 3,568,791 units of beneficial interest evidencing an undivided interest in the Williams Coal Seam Gas Royalty Trust. The Williams Coal Seam Gas Royalty Trust is governed by that certain Trust Agreement dated as of December 1, 1992, as amended from time to time, among Williams Production Company, Williams, Chemical Bank Delaware and Nations Bank of Texas, N.A. (the "Trust Agreement"). The Purchase Agreement provides that under certain circumstances Quatro has the right to cause Williams to purchase the Subject Units from Quatro and Williams has the right to cause Quatro to sell the Subject Units back to Williams, in one or more lots of 10,000 units. Each of the Put Option and Call Option may be exercised at a stated strike price, which is subject to certain adjustments (including with respect to certain distributions, tax credits, adjustments thereto and accrued interest). Both the Put Option and the Call Option expire on June 30, 2003.

         On August 11, 2000, Williams and Quatro also entered into the Nominee and Voting Rights Agreement, which is described in Amendment No. 1 of Schedule 13D/A filed on August 30, 2000. This Nominee and Voting Rights Agreement remains in effect for the remaining Subject Units that have not been purchased pursuant to the Call Option.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                      Exhibit 1. Amendment No. 1, dated September 26, 2001, to Purchase and Sale Agreement dated August 11, 2000, between Williams and Quatro.

                      Exhibit 2        Purchase and Sale Agreement dated
                                       August 11, 2000, between Williams and
                                       Quatro (as filed with the Commission as
                                       an exhibit to Schedule 13D of the Bear
                                       Stearns Companies Inc. and Quatro Finale
                                       IV LLC on August 21, 2000).

                      Exhibit 3 Amendment No. 1, dated November 8, 2001, to Nominee and Voting Rights Agreement dated August 11, 2000 between Williams and Quatro.

                      Exhibit 4        Nominee and Voting Rights Agreement
                                       dated August 11, 2000, between Williams
                                       and Quatro (as filed with the Commission as an exhibit to Schedule 13D of the Bear Stearns Companies Inc. and Quatro Finale IV LLC on August 21, 2000).




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2001


                                  By:  /s/ SUZANNE COSTIN
                                     -----------------------------------------
                                  Name:    Suzanne Costin
                                  Title:   Secretary





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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
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  1.       Amendment No. 1, dated September 26, 2001, to Purchase and Sale
           Agreement dated August 11, 2000, between Williams and Quatro.

  2 Purchase and Sale Agreement dated August 11, 2000, between Williams and Quatro (as filed with the Commission as an exhibit to Schedule 13D of the Bear Stearns Companies Inc. and Quatro Finale IV LLC on August 21, 2000).

  3 Amendment No. 1, dated November 8, 2001, to Nominee and Voting Rights Agreement dated August 11, 2000 between Williams and Quatro.

  4 Nominee and Voting Rights Agreement dated August 11, 2000, between Williams and Quatro (as filed with the Commission as an exhibit to Schedule 13D of the Bear Stearns Companies Inc. and Quatro Finale IV LLC on August 21, 2000).